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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 45 )*

TRANSCONTINENTAL REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
893617-20-9
(CUSIP Number)
Louis J. Corna
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
(469) 522-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): American Realty Trust, Inc., FEI No. 54-0697989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia

	7	SOLE VOTING POWER: 229,561

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 229,561
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,507,710

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 1,213,226

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 1,213,226
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,213,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): American Realty Investors, Inc., FEI No. 75-2847135

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,720,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 82.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	893617-20-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): EQK Holdings, Inc., FEI No. 75-2931679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 5,278,149

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 5,278,149
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,278,149

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer
     This Amendment No. 45 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 44 hereof (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons”. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.
     This Amendment No. 45 to Schedule 13D is being filed to reflect the acquisition by one of the “Reporting Persons” of 67,302 Shares from one unrelated person. See Item 5(c) below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is hereby further amended as follows:
     This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation (“ART”), American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation (“EQK”) and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL (“TCI AcqSub”) each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, ARL, EQK and TCI AcqSub are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.
Item 3. Source and Amount of Funds or Other Consideration
     The funds utilized by ART to acquire the 67,302 Shares described in Item 5(c) below, came from the working capital funds of ART.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Amended Statement is hereby further amended as follows:
     (a) According to the latest information available from the Issuer, as of May 15, 2008, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares. As of May 29, 2008, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

	No. of Shares	Approximate %
Name	Owned Directly	Class
ART*	5,507,710	67.88%
ARL*†	6,720,936	82.83%
EQK	5,278,549	65.05%
TCI AcqSub	1,213,226	14.95%

Totals	6,720,936	82.83%

*	5,278,149 are the same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK; in prior amendments this number has been reported as 5,278,150, but a physical count has resulted in a determination that a “rounding “ error of 1 Share occurred — the correct number of Shares is 5,189,549. ART owns 229,561 Shares direct but may, in the future, contribute part or all of such Shares to EQK. ARL does not hold direct ownership of any Shares.

†	1,213,226 shares are the same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL, ART, and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director		No. of Shares		% of
or General Partner	Entity	Beneficially Owned		Class
Ted P. Stokley	ARL	6,720,936	*†	82.83%
Sharon Hunt	ARL	6,720,936	*†	82.83%
Ted R. Munselle	ARL	6,720,936	*†	82.83%
Henry A. Butler	ARL	6,720,936	*†	82.83%
Robert A. Jakuszewski	ARL	6,720,936	*†	82.83%
Daniel J. Moos	ART, EQK and TCI AcqSub	6,720,936	*†	82.83%
Louis J. Corna	ART, EQK, and TCI AcqSub	6,720,936	*†	82.83%

Total Units beneficially owned by Reporting Persons and individuals listed above:		6,720,936		82.83%

     (b) Each of the directors of EQK share voting and dispositive power over the 5,189,549 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. Each of the directors of ART share voting and dispositive power over the 229,561 Shares held directly by ART.

     (c) During the 60 calendar days ended May 29, 2008, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as previously reported and except for ART’s acquisition of 67,302 Shares from Don Carter at an aggregate purchase price of $1,211,436 (approximately $18 per Share).
     (d) No person other than the Reporting Persons or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer
     Item 6 of the Amended Statement is hereby further amended to read as follows:
     EQK currently has pledged 3,672,305 Shares to Sunset Management, LLC (“Sunset”) pursuant to a loan agreement with such lender and the result of certain litigation among BCM, ARL and such Lender. Such Shares are the subject of various pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company (“Commonwealth”) is the Pledge Holder of the securities.
     The remaining 1,606,244 Shares owned directly by EQK may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.
     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 45 to Statement on Schedule 13D is true, complete and correct.
Dated: June 2, 2008.

AMERICAN REALTY TRUST, INC.		AMERICAN REALTY INVESTORS, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna		Louis J. Corna
	Executive Vice President		Executive Vice President
	and Secretary		and Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION		EQK HOLDINGS, INC.

By:	/s/ Louis J. Corna	By:	/s/ Louis J. Corna

	Louis J. Corna		Louis J. Corna
	Vice President		Vice President and Secretary